FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: May, 2003

Commission File Number : 001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated May 14, 2003, announcing a joint venture to build the first major cement plant in Bangladesh.

Back to Contents

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, May 14, 2003

Lafarge and Cementos Molins form a joint venture

to build the first major cement plant

in Bangladesh

Lafarge announced today the signing of a 50/50 joint venture with Cementos Molins to build a new turnkey cement plant in Chhatak (Northern Bangladesh).

Under this agreement, Lafarge and Cementos Molins will together hold around 60% interest in Lafarge Surma Cement Limited. The remaining shares of Lafarge Surma Cement Limited will be held by international financial institutions and local investors.

Michel Rose, Chief Operating Officer of Lafarge, stated :
“This agreement with Cementos Molins demonstrates our ability to pursue our development in a growing emerging market, while respecting our commitments to return to a 2000 like financial structure at Group level.”

Bangladesh, with an overall population of 130 million, ranks among the highest countries in Asia in terms of economic growth potential. This new cement plant featuring the most advanced technological installation will have an annual production capacity of 1.2 million tons of Portland cement. It is expected to start production in year 2005.

Lafarge is the world leader in building materials, and employs 77,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €14.6 billion in 2002. More information is available on: www.lafarge.com

PRESS CONTACTS:	INVESTOR RELATIONS:

Denis Boulet : 33-1-44-34-94-14	James Palmer: 33-1 44-34-11-26
denis.boulet@lafarge.com	james.palmer@lafarge.com

Véronique Doux: 33-1 44-34-19-47	Danièle Daouphars: 33-1 44-34-11-51
veronique.doux@lafarge.com	daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document COB number D03-0375 and on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Back to Contents

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 14, 2003		Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau

	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance